Exhibit 99(a)(16)

November 19, 2008

Dear Wavecom Shareholders,

On October 6, 2008, Wavecom became the target of an unsolicited takeover bid launched by Gemalto, a leader in smart card technology.

The Gemalto offer, at €7 per share (approximately $9 US per share), was reviewed by the Wavecom Board of Directors who reached the conclusion that it is not in the best interest of Wavecom, its shareholders and employees.

I believe that it is important for you to understand the reasons why the Board has reached this conclusion and has made the recommendation to Wavecom shareholders not to tender their shares to Gemalto. I think the information below, as well as the detailed information in our official filings with the securities regulators in France and the United States should help you in making your decision.

If you have any specific questions, feel free to contact our Information Agents in Europe (HQB) at: (France) 0800 913736 or +33 (0) 1 72 74 11 61 and in the U.S. (Bank of New York Mellon Shareowner Services) at: Toll free: 866-712-1615 or Collect: 201-680-5235.

Summary of the Wavecom Board of Director’s Response

The Board unanimously considered that the financial terms of the Gemalto Offer are clearly insufficient and has determined that this Offer is not in the best interest of Wavecom, its shareholders and employees.

Accordingly, the Board recommends that Wavecom shareholders not tender any of their securities to Gemalto. The basis for the Board’s unanimous decision is set forth in Wavecom’s filings with the securities regulators in France and the United States.

The Board also confirmed that, at its request, the M&A sub-committee of the Board will immediately begin consideration of all opportunities that could represent a greater industrial and financial compatibility with the interests of Wavecom, its shareholders and employees in mind.

Reasons for the Board’s Recommendation

In arriving at its recommendation, the Wavecom Board of Directors considered the following arguments:

•	The timing of Gemalto’s Offer is highly opportunistic and disadvantages Wavecom’s stakeholders

•	The Offer price does not take into account the strength of Wavecom’s core business

•

The Offer price does not reflect the strategic benefit to Gemalto of acquiring Wavecom’s promising technology initiatives - its unique embedded inSIM® technology and its Anyware Technologies services offerings

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•	The hostile nature of the Offer could jeopardize the efficiency of Wavecom’s technical team and endanger the future of Wavecom’s innovations

•	The Gemalto Offer significantly undervalues Wavecom based on several widely accepted valuation methodologies

•

After taking into account the Company’s cash and marketable securities, Gemalto’s effective purchase price would be 3.7 euros per share. After taking into account, in addition, all of the Company’s tax assets and tax loss carryforwards, Gemalto’s effective purchase price would be further reduced by a maximum amount of 2.0 euros per share (assuming the theoretical ability to use all such assets and carryforwards in 2008), reducing the effective purchase price to a minimum of 1.8 euros per share.

More information on the factors considered by the Board in making its decision may be found in the documents filed by Wavecom with the securities regulators in France and the United States.

You can obtain copies of our documents filed in the United States with the U.S. Securities Exchange Commission on our website (www.wavecom.com investor section) or in hard copy from Lisa Ann Sanders, Director of Investor Relations (lisaann.sanders@wavecom.com).

Best regards,

/s/ Ronald D. Black
Dr. Ronald D. Black
Chief Executive Officer
Wavecom S.A.

A shareholder information hotline is available to you at the following numbers: Toll free: 866-712-1615 or Collect: 201-680-5235 or in Europe: +33 (0) 1 72 74 11 61

This letter contains forward looking statements, within the meaning of the U.S. securities laws, including with respect to the future growth potential of the M2M market, Wavecom’s product pipeline and future prospects and projections and assumptions underlying Wavecom’s financial analysis of its value and the offer. Risks, including those described in Wavecom’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission, and in particular market developments in the next three years, could cause actual results to differ materially from these statements.